Filed by Threshold Pharmaceuticals, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Threshold Pharmaceuticals, Inc.

Commission File Number: 001-32979

The following is a transcript of the Threshold Pharmaceuticals, Inc. (the “Company”) investor conference call held on March 17, 2017 at 8:30 a.m. Eastern Time.

CORPORATE PARTICIPANTS

Mark Hopkins, LifeSci Advisors

Barry Sellick, PhD, Chief Executive Officer

Eric Poma, PhD, Chief Executive Officer

CONFERENCE CALL PARTICIPANTS

Tom Shrader, Stifel

Kevin Degeeter, Ladenburg Thalmann & Company

George Zavoico, Jonestrading

Sam Slutsky, LifeSci Capital

PRESENTATION

Operator:

Good day everyone and welcome to the Threshold Pharmaceuticals and Molecular Templates merger call. Today’s conference is being recorded. At this time I would like to turn the conference over to Mark Hopkins. Please go ahead, sir.

Mark Hopkins:

Thank you for joining us today to discuss the proposed merger of Threshold Pharmaceuticals and Molecular Templates. Joining me today on the call is Dr. Barry Sellick, CEO of Threshold Pharmaceuticals and Dr. Eric Poma, CEO of Molecular Templates.

Before we begin I would like make a remark regarding forward-looking statements that you may hear today during the call. Any statement we make today other than historical facts are forward-looking statements made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. During the call Threshold Pharmaceuticals and Molecular Templates may make projections or other forward-looking statements regarding amongst other things the structure, timing and completion of the announced merger, the expected financing and funding for the Combined Company, the financial projections and estimates and their underlying assumptions, including without limitation projections relating to Threshold’s cash balance at the anticipated close of the merger, expectations regarding the Combined Company’s planned clinical and preclinical product development following the merger, and the potential benefits of the merger to Threshold’s existing shareholders; other estimates of future performance and other statements that are not historical facts. These forward-looking statements are based on both companies’ current expectations but actual results may vary materially due to the various risks and uncertainties including but not limited to Threshold’s or Molecular Templates’ inability to satisfy the conditions of the merger or that the merger is otherwise delayed or ultimately not consummated; the availability and terms of the financing for the Combined Company; the continued service of the Combined Company’s key employees following the consummation of the merger; and the timing and success of the Combined Company’s development and commercialization of its anticipated product candidates.

Additionally, we urge you to review their factors discussed under the caption Risk Factors and Threshold’s filings from time to time with the Securities and Exchange Commission. In light of these risks and uncertainties there can be no assurance that the forward-looking statements made during this presentation will in fact be realized except as otherwise required by applicable securities laws. We disclaim any intent or obligation to publicly update or revise any forward-looking statements, whether as a result of new information future events or otherwise.

Threshold will be filing a registration and proxy statement with the Securities and Exchange Commission. We encourage you to read it and other relative materials filed by us with the Securities and Exchange Commission because these documents have or will have important information about the proposed transaction.

Any comments made on this call shall not constitute an offer to sell or the solicitation of an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the security laws of any jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Threshold and its directors and executive officers and Molecular Templates and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Threshold in connection with the proposed transaction. Information regarding the special interest of these directors and executive officers in the merger will be included in the proxy statement, information statement and prospectus that I referred to a moment ago.

I would now like to turn the call over to Dr. Barry Sellick, CEO of Threshold Pharmaceuticals. Barry?

Barry Sellick:

Thank you very much, Mark. This morning before the opening of the financial markets we announced our entry into a definitive agreement under with Molecular Templates will merge with a wholly-owned subsidiary of Threshold in an all-stock transaction. The respective boards of directors of both Threshold and Molecular Templates have unanimously approved the merger which will result in a publicly traded company focused on the development of novel therapeutic candidates for cancer.

Today’s announcement is the result of a thoughtful and comprehensive strategic process in which more than 100 strategic alternatives were evaluated, resulting in this proposed merger which has the enthusiastic support of the boards and management teams of both companies. We believe that the Combined Company’s future prospects are quite attractive, and personally, I’m excited to continue to support the new company as its Chairman of the Board.

The reason for the Threshold team’s excitement is that Molecular Templates is not only committed to the ongoing development of Threshold’s evofosfamide but as their own platform technology with product candidates in the clinic that combine a targeted immuno-oncology approach with truly elegant modular constructs in an approach that should be broadly applicable to a variety of cancers. Dr. Eric Poma, Molecular Templates’ CEO, will provide more detail about the company’s technology and product candidates later in our call. I’ll now describe the financial and organizational aspects of the merger.

The Combined Company will be called Molecular Templates Inc. and will trade on the NASDAQ Capital Market. In addition to the cash that Threshold will be bringing to the Combined Company, Molecular Templates’ $18.3 million in existing or new committed funding from The Cancer Prevention and Research Institute of Texas. In addition, Longitude Capital has committed to invest $20 million in the Combined Company, subject to certain closing conditions including the closing of the merger and us securing an additional $20 million in equity commitments. So, assuming we’re able to close on the financing, we expect that the Combined Company will be well funded to achieve several key clinical milestones that Eric will outline shortly.

Following the completion of the merger and based upon the number of shares of common stock to be issued in the merger, current Threshold stockholders will own approximately 34% of the company and current Molecular Templates stockholders will own approximately 66% of the company. In connection with the merger, Threshold plans to effect a reverse stock split to meet requirements needed for continued listing with NASDAQ.

The merger is expected to close by the third quarter of 2017, subject to the approval of the stockholders of each company as well as other customary conditions. The Combined Company’s corporate headquarters will be in Austin, Texas, and following a short transition period, we do not anticipate any ongoing activities in South San Francisco.

Following the merger, the board of directors of the Combined Company is expected to consist of seven seats and will be comprised of two representatives of Molecular Templates, two representatives of Threshold and three representatives to be mutually agreed upon by Molecular Templates and Threshold. As I said earlier, I’m very pleased to have been invited to stay on as Chairman of the Board of the Combined Company following the merger as one of the Threshold representatives.

This transaction is a culmination of process conducted in partnership with our financial advisors David Strupp and his colleagues from Ladenburg Thalmann & Company, and I would like to thank them for their efforts in assisting us in finding what we believe to be the optimal path forward for both companies.

I would like to emphasize that the Threshold management team and the board of directors believe this transaction is in the best interest of Threshold stockholders. We see the tremendous potential of Molecular Templates and the key value drivers that are expected to occur as their technology and pipeline are developed, and all of us at both Threshold and MTEM are looking forward to supporting the success of the combined organization.

Finally, and before I turn the call over to Eric, I would like to express my deep gratitude to everyone on the entire Threshold team for their efforts and commitment over the years, to our collaborators, investigators and patients for their belief in our science and efforts in helping to develop our product candidates, and to our shareholders, many of whom have shared their respect and appreciation for the passion and integrity that all of us at the Company have applied in our daily efforts of trying to develop therapies that improve the countless lives of patients fighting cancer.

With that, I would now like to introduce Dr. Eric Poma, the Chief Executive Officer of Molecular Templates, to discuss Molecular Templates technology and product development candidates. By way of background, Eric has been with Molecular Templates as its founder, CEO and CSO since its inception. In addition to being an accomplished scientist, Eric led successful business development programs at Innovive Pharmaceuticals and ImClone Systems, oncology companies which were subsequently acquired.

For investors who are new to Molecular Templates, I know that once you get to know Eric you’ll see that in addition to being extraordinarily knowledgeable in oncology as well as an inspirational leader, he is a person of high integrity who, with his team, are developing some truly novel approaches to the treatment of patients living with cancer and I’m excited by the prospect of working closely with him. Eric?

Eric Poma:

Thank you very much, Barry. We are very excited to be merging with Threshold, and from a more personal perspective, I’ve found the process extremely collaborative and I’m excited to be working closely with Barry going forward.

On today’s call I will review Molecular Templates technology as well as our development progress to date. Simply speaking, we aim to destroy cancer cells through a novel mechanism that I believe may lead to significant potential clinical and commercial opportunities.

Molecular Templates was started eight years ago with the idea of creating a new class of oncology drugs for patients who are resistant to current treatment. As we know, available cancer therapies can induce remission in patients but many of these patients will unfortunately relapse and their tumors will be resistant to current medications. New drugs that attack the tumor in a new way are desperately needed. Drugs with novel mechanisms of action against the tumor can be used in patients who are resistant to current drugs or can be combined with current drugs to stop or delay the development of resistance.

We call our drugs Engineered Toxin Bodies or ETBs. ETBs are created by genetically altering the bacterial toxin Shiga-like toxin subunit A or SLTA to recognize protein markers present on cancer cells but not normal cells. ETBs can induce their own entry into a cancer cell where they destroy the cancer cell through a novel mechanism of stopping protein production. This is different than most chemotherapy which usually targets DNA replication. ETBs are extraordinarily potent and because of their different mechanism of killing cancer cells are not subject to the same mechanisms of resistance as chemotherapy. I encourage you to visit our website for more detailed information on our ETB technology and programs.

The technology around ETBs was developed in-house by myself and others at the company. We also developed the process of manufacturing these compounds to the FDA’s GMP standards in an easy, scalable fashion in contrast to the individualized cell-based approaches which are far more time consuming and expensive but which have garnered much interest in the immuno-oncology world over the past several years.

Our lead candidate MT-3724 is a first generation ETB. We have completed a Phase 1 study of MT-3724 in patients with non-Hodgkin’s lymphoma or NHL. The study was primarily designed for safety and we showed that MT-3724 was well tolerated, even in elderly patients. The dose-limiting toxicity seen in MT-3724 in the Phase 1 trial were non-life-threatening and reversible upon stopping treatment.

The efficacy from this Phase 1 study are very encouraging, particularly in patients with diffuse large B-cell lymphoma or DLBCL, the most common form of NHL. We have efficacy in these patients ranging from a complete metabolic response in one heavily pre-treated patient, a partial response in an elderly chemo-intolerant patient, and substantial tumor reductions in multiple other patients. These data were presented in December of last year at the American Society of Hematology Annual Meeting. Two additional posters with updated data on 3724 will be presented at the upcoming AACR meeting in April.

We plan to initiate Phase 2 studies in DLBCL in 2017 and we may see early top line data from these studies in 2018.

Now I’d like to outline how we’ve been using our next generation engineered toxin bodies to develop a new approach to immuno-oncology. We have been fusing viral antigens derived from cytomegalovirus, or CMV to our ETBs. As the ETBs enter the tumor cells of CMV antigen makes the tumor appear to be infected with CMV and attracts the immune system to destroy the tumor. We call this antigen seeding and preclinical data based on this technology were presented at the American Association of Cancer Research Annual Meeting this past year. This approach allows ETBs to have two mechanisms of killing the tumor. One is based on the destroying the tumor’s ability to make protein, and the other is based on recruiting an immune response to the tumor.

Antigen seeding is the first payload delivery strategy we have pursued but we have begun to explore additional payloads to deliver to the inside of cells with a specific protein marker on their surface. These efforts are earlier stage in comparison to the first two opportunities I just discussed but an indication we think of the potential of our ETB technology.

In summary, we believe Molecular Templates’ ETB platform represents a simple, unique and potentially very powerful biological approach to treating cancer. ETBs are easy to manufacture specific to tumor cells and extremely potent and novel in their ability to kill cancer cells.

Our lead candidate, MT-3724, has shown promising signs of activity in the clinic and we look forward to starting a Phase 2 program this year that will explore its utility in high-risk front line patients as well as in broader population of relapse refractory NHL patients.

Our next generation candidates are building on what we have learned with MT-3724 and we look forward to moving new ETBs into the clinic in 2018. We are developing leads against a number of targets including CD38, HER2 and PD-L1, and these may incorporate antigen seeding as part of their mechanism of action. We will have a poster on our CD38 program at the upcoming AACR meeting.

Now, I’d like to say a few words about how Molecular Templates has been financed to date. As it typical for a biotech start-up, our initial funding was provided by venture capital investors including Santé Ventures, with subsequent investment from Excel Venture Management and AJU IB Investment. As a Texas-based company we have been extremely fortunate to receive substantial additional non-dilutive funding from CPRIT. We received a $10.6 million non-dilutive grant in 2012 for the development of MT-3724, of which $3.1 million remains to be drawn down for the MT-3724 Phase 2 program, and most recently we received a second grant of $15.2 million for the development of our CD38 ETB program. This funding will enable us to move our CD38 ETB into the clinic which we plan to do in 2018.

In terms of 2017 milestones, we plan to initiate several Phase 2 clinical trials with MT-3724 including front line and relapsed refractory NHL. We plan to move new candidates into IND enabling studies and we are also conducting various conversations with large pharma related to new pipeline candidates.

We also look forward to seeing and reporting more data from the current evofosfamide clinical program. Recent translational data evaluating the role of hypoxia and mediating treatment resistance to cancer immunotherapy conducted at the University of Texas M.D. Anderson Cancer Center and presented at various medical conferences by Michael Curran suggests that evofosfamide may play a role in proving the efficacy of checkpoint antibodies such as ipilimumab. Threshold plans to announce the start of a Phase 1 clinical trial with four disease-specific expansions of evofosfamide in combination with immune checkpoint antibodies in collaboration with researchers and clinicians at the University of Texas M.D. Anderson Cancer Center any day now. Threshold expects also to continue the ongoing discussions with Japanese regulatory authorities regarding potential registration pathways for evofosfamide in that country for the treatment of pancreatic cancer.

Let me close by saying that we are very excited by the prospects offered by combining Molecular Templates and Threshold. Over the past several months during which we —in which we conducted deep diligence on one another, talking with a variety of outside experts, we have had an opportunity to step back and critically evaluate the breadth of programs that the Combined Company will have. Needless to say, we are thrilled by what we see and look forward to making an impact on how we treat cancer, and in so doing build value for ourselves and our shareholders.

That concludes my prepared remarks. Both Barry and I will be happy to answer any questions about the new company, Molecular Templates Incorporated. Operator, we will now take questions.

Operator:

Thank you, sir. If you would like to ask a question, please signal by pressing star, one on your telephone keypad. If you’re using a speaker phone, please make sure your mute option is turned off to allow your signal to reach our equipment. Once again everyone, that is star, one and we’ll pause for a moment.

Our first question comes from Tom Shrader with Stifel.

Tom Shrader:

Good morning. Can you hear me?

Barry Sellick:

Yes, Tom. Good morning. This is Barry.

Eric Poma:

Good morning, Tom.

Tom Shrader:

Hi Barry, good to talk to you again. Hello Eric, nice to meet you. Congratulations. A lot going on all of a sudden. Barry, could you give us any guidance? I guess the last cash number we had from you is $28 million last quarter. Could you give us any guidance on what you have now and what you’re spending to finish the evofosfamide now?

Barry Sellick:

We have not updated the numbers since the Q3 numbers that we presented towards the end of last year. I think that it’s fair to say that we expect to bring somewhere between $12.5 million to $14 million in cash to the Combined Company. Those are rough numbers.

Tom Shrader:

Does that count towards the $20 million you need to raise for this deal to close?

Barry Sellick:

No. The $20 million is in addition to the $20 million that’s already been committed by Longitude.

Tom Shrader:

Okay, perfect. Thank you. Then Eric, I don’t know a lot about your story. First questions that come to mind are it looks like an interesting technology. Why CD20? Presumably you have to start in relatively experienced patients. A lot of those people will have seen CD20 antibodies once, maybe twice, so just your thought about how much screening you’ll have to do to find patients where CD20 is still targetable. Is this a big restriction? A small restriction? Just your thoughts.

Eric Poma:

Sure, that’s a great question. If you know the history of CD20, it’s the only target in NHL to have a survival advantage. More interesting, it is non-internalizing so it’s a good example of how our technology induces internalization differently than a ADC platform, for instance. Then finally, we’ve got 20-some years of clinical data on CD20 showing that patients who fail antibody therapy like Rituxan or ofatumumab actually do not shed CD20. A small percentage of patients will but 90-some percent of patients will retain CD20 expression post antibody failure. So, it’s a nice example of a target that has a survival advantage, a target that continues after modalities fail, and in particular to our technology, a target that doesn’t readily internalize, so it’s limited in terms of the new modalities you can go after but it’s a perfect target for us, a nice clinical validation of the ability to induce internalization against non-internalizing targets.

Tom Shrader:

Okay, perfect. The 90% is the number I wanted. Then if you can talk about your internalization technology. I don’t see a lot of detail and getting things internalized in cross-presentation is kind of the ‘holy grail’ of a lot of immuno-oncology. Can you tell us what you’re doing or give us a sense of how you’re doing this and how general it is? Is it—just what can you tell us on this technology?

Eric Poma:

We’ve seen any number now of canonical non-internalizing or poorly internalizing receptors that are not really apropos to standard ADC technology. We’ve seen nice evidence of getting forced internalization against those targets. So, CD20, CD38 is a poorly internalizing target. PD-L1 is a poorly internalizing target and we’ve had some other examples of that that we haven’t publicly disclosed yet. So, we’ve seen a nice variety of targets that are not amenable to standard ADCs because they don’t internalize or poorly internalize where we’ve seen very nice efficacy. So, that’s one part of the technology.

Then because these molecules route themselves to the cytosol, it’s very easy to do payload delivery, and for antigen seeding we’re delivering these foreign Class 1 antigens derived from CMV where they get processed, run through the TAP expression pathway and hung up on the cell surface for recognition by PD-8 (phon). So we think those data are still preclinical. We’re moving them forward into animal models but it’s a very exciting approach to immuno-oncology. I’m glad you used the term ‘holy grail’, but it is a kind of third approach to immuno-oncology that we’re very excited about.

Tom Shrader:

It’s driven by Shiga toxin? I mean you don’t really have a—is it just kind of it’s good luck that you get this route, or?

Eric Poma:

No, no, no. No, we don’t like to think of it as luck. We fuse an immunoglobulin domain to Shiga toxin in a proprietary manner, so in a manner which allows us to retain the biology of Shiga toxin. The A subunit itself has no ligands so it doesn’t have a specific binding to cells, so we’re engineering in an immunoglobulin domain, typically a single-chain variable fragment, to recognize the target, but then once the SLTA portion is proximal to the membrane it can induce its own internalization and escape from the endocyte and route to the cytosol.

So, it’s a combination between-

Tom Shrader:

If it is this SLTA thing, what is that?

Eric Poma:

That’s the subunit A of Shiga-like toxin. In the wild the Shiga-like toxin is a bipartite molecule. There’s an A subunit that has all the biology we’re interested in. Then there’s a B subunit that confers binding to CD77 which is a glycosphingolipid that doesn’t normally internalize. So we’ve stripped out that B subunit, so there’s no cognate ligand for the SLTA. Then we fuse in an antibody binding domain to allow for a specificity. Then once that specificity occurs, once the antibody binds to the cell surface, the resident biology of the A subunit kind of takes over, induces internalization, routing to the cytosol, ribosomal destruction.

Tom Shrader:

All right, perfect. Thank you very much. Good luck with all the new (inaudible).

Eric Poma:

Sure. Thank you.

Operator:

Our next question comes from Kevin Degeeter with Ladenburg

Kevin Degeeter:

Hey, good morning guys. Thank you for taking my questions. With regard to the Phase 1 study for 3724, I think there is some published data out there. Can you just talk about the DLT sort of seen at the 100 megs dose and whether those appear to be sort of an area under the curve or are peak exposure? What I’m getting at is just can you talk just a little bit more kind of regarding the PK/PD profile of this molecule.

Eric Poma:

Sure. The molecule has a pretty rapid serum clearance. Typically, the half lifes are around four hours. We’re really pleased with that because the intracellular effects are irreversible so if the molecule internalizes into a target-bearing cell, cancer cell, the effects on ribosomal destruction are irreversible but the molecule is cleared pretty rapidly so we don’t see a lot of off-target effects. The toxicity we’re seeing we believe is really a triggering of the innate immune system, this is a foreign protein, and with MT-3724 we’re triggering some innate recognition. So, usually after the first or second dose you’ll get an innate response at the highest doses of 100 micrograms per kg that you referred to. Once you stop dosing, the capillary leak-like syndrome that occurs is non-life threatening and reversible after the cessation of dosing. So it’s somewhat dose-related. It’s not a cumulative effect. It seems to be an acute triggering of the innate immune system, and as I said, it’s non-life threatening and reversible. We drop back down to 75 micrograms per kg, treated six patients with no DLTs. So at 100 the first two patients we treated saw those DLTs; at 75 we seem to be avoiding triggering that.

Kevin Degeeter:

Okay, great. As we think about just AE profiles in terms of what may be specific to 3724 and what may be more generalizable to the platform, how should we think about the data we’ve seen in 3724? Is that, in terms of capillary leak syndrome like profile, should we expect to see that perhaps in the CD38 compound that will move into the clinic next year, and more generally the platform? Or unique to 3724?

Eric Poma:

That’s a very thoughtful question. So, with 3724 and with Shiga toxin, the A subunit in general, it’s been reported that there’s a direct interaction with TLR4, the toll-like receptor 4 on neutrophils and monocytes, and that we believe is the mechanism of triggering the capillary leak-like syndrome.

We spent a lot of time genetically engineering our that TLR4 interaction for our next generation of ETBs. I can tell you that in non-human primate studies we’ve seen with 3724 a recapitulation of the capillary leak syndrome. We are not seeing that in anywhere near the same degree with our next generation molecules, so we believe that we’ve really engineered out a lot of that capillary leak syndrome side effect from the next generation. That remains to be seen obviously in patients but we feel comfortable with what we’re seeing in the animal models.

Kevin Degeeter:

One last one from me, then I’ll get back into queue. As we think about the CD38 program, should we think about multiple myeloma patients that had failed sort of the monoclonal antibody as being a prime potential candidate as you move that program into the clinic? Or are there other populations you think may be more appropriate?

Eric Poma:

I think the most interesting is the daratumumab failures. If you look at the clinical data from the pivotal serous study, what was clear from those data is that the mechanism of resistance to daratumumab is not a shedding of CD38. CD38 seems extremely central to the disease. It’s an ectoenzyme. It has a number of properties. It’s not shed after patients relapse from daratumumab. Instead what seems to be happening is those tumors begin to upregulate CD55 or CD59 or other antibody-mediated mechanisms of resistance. So we think as patients get daratumumab earlier and earlier in therapy in multiple myeloma, as they relapse they’ll still be CD38 positive but probably not amenable to another antibody intervention, so now we have a differentiated modality to target those patients with.

Kevin Degeeter:

Great. Thanks so much. Thanks for taking my questions.

Eric Poma:

Thank you.

Operator:

Our next question comes from George Zavoico with Jonestrading.

George Zavoico:

Hi. Good morning everyone. Very, very interesting news. Very interesting technologies being mixed here together. Hopefully it’ll work out for everybody. A couple of questions. I’m not sure exactly whether you’ll be able to answer this or not, but could you shed some light as to how you came up with the one-third, two-third valuation for the two companies?

Barry Sellick:

George, this is Barry. Good morning, and I’m happy to take a stab at that. That came about really as a consequence of there’s a negotiation obviously between the two companies, a direct negotiation between the two companies, and then of course our advisors, Ladenburg, conducted very comprehensive kind of valuation analysis of both companies in order to come up with a rationale as to why MTEM should be valued at its valuation compared to Threshold’s valuation. So, it’s really a combination of just sitting across from one another, haggling over what the ratio should be combined with getting guidance from Ladenburg on what would be fair and reasonable.

George Zavoico:

Mm-hmm. Okay. You didn’t mention in the prepared remarks about the $2 million bridge loan and an additional $2 million if the terms—afterwards. The double $2 million, could you explain that a little bit more as well? The reason for that.

Barry Sellick:

Again, this is Barry. Again, MTEM had the option of doing another internal bridge loan that would have been laden with warrants, perhaps other benefits to those investors who participated. Threshold offered to simply provide the loan without any associated warrants or anything. Our intention is to support the merger, leave the resultant company in as strong a position as possible, and so by being able to avoid any of the discount or additional warrants that the MTEM shareholders might have requested, we thought offering the loan was a better solution.

George Zavoico:

Anything to avoid warrants I suppose. Is it actually a loan? Supposing, as it says here in the event the transaction does not close, Molecular Templates will owe that $4 million back to you?

Barry Sellick:

Yes. Yes.

George Zavoico:

Okay. Eric, a question. Nice to meet you over the phone. Hope to meet you in person sometime soon. What is the headcount at Molecular Templates and what is your quarterly burn?

Eric Poma:

We have 23 people at Molecular Templates. We’ve historically had a pretty low burn rate. I think with the Combined Company and the expected financing, I think we’d be well financed to get into 2019.

George Zavoico:

Okay. A science question regarding your antigen seeding technology. This, if I understand it correctly, presumes that the patient already had circulating anti-CMV antibodies, in which case if you’re putting in a CMV antigen before the product can attach to a cell, it’ll have to sop up all the soluble antibodies before it can link to a cell, is that correct?

Eric Poma:

Actually, no. The first part was correct that most patients will have CMV exposure, but it’s not the antibodies. CMV is a persistent reactivating virus, so what you have is a very, very potent CD8 response. We are using the CD8 antigen, so a nine amino acid Class 1 antigen that does not have a tertiary structure, it’s just fused to the molecule. You don’t get antibodies to that. Instead you get CD8 T-cells to that and those really only recognize it in complex with MHC Class 1 molecules.

George Zavoico:

Okay.

Eric Poma:

We’ve done immunization experiments in mice and there’s no added CD4 component here, and there’s no additional ADAs or anything like that. It’s really mediated by the CD8. That’s why CMV was chosen as the antigen.

George Zavoico:

Oh, okay. That was a clever, clever move to take advantage of that. Then with regard to the EBTs, do they induce an anti-EBT response by patients? Do you see any of that?

Eric Poma:

Our first generation molecule MT-3724, again, we carefully chose CD20 as a target and NHL as a disease, that’s a B-cell malignancy. Historically patients don’t mount a strong ADA response and that’s exactly what we’ve been seeing in Phase 1 study in the DLBCL patients, is that there’s not much of an ADA response.

For the next generation compounds, going into more immunocompetent patients, particularly in solid tumor, we spent a tremendous amount of work de-immunizing the SLTA scaffold. I think this is really unprecedented work. We’ve seen in multiple animal species an 80% or 90% reduction in ADAs versus the wild type, so that was a tremendous amount of genetic engineering that obviously is proprietary that went into that next generation scaffold. We don’t believe it’s necessary for NHL but for solid tumors we believe that that work is necessary.

George Zavoico:

Wow, I’d like to—have you presented that data? That’s very, very interesting data to de-immunize to that extent. Is that what’s going to be presented at ACCR?

Eric Poma:

Yes. Please join us at AACR.

George Zavoico:

Okay. Okay, I look forward to learning a lot more about your technology and thank you for taking my questions.

Barry Sellick:

Thanks, George.

Operator:

As a reminder everyone, that is star, one to ask a question. We’ll take our next question from Sam Slutsky with LifeSci Capital.

Sam Slutsky:

Hey everyone. Congrats on the announcement. Barry, had a question regarding evofosfamide. Is there any info you can discuss at this time regard potential studies that would have to be conducted for an approval in Japan in pancreatic, or are those not disclosed at this time?

Barry Sellick:

Thanks for the question. They’ve not been disclosed at this time simply because the conversations with the PMDA in Japan remain ongoing. As we said in the release, there will be an additional study that will be required, but in contrast to the feedback that we got from the US FDA last June, who in response to our asking whether the data was sufficient support submission of an NDA, to which the FDA responded, “No,” the response from the PMDA was more in the spirit of, “No, but,” and so we’re trying to understand right now what that but is. We’ve gone back with some proposals for additional studies that would lead to registration. But as I said, those are ongoing discussions and we don’t have any more detail on those at this time.

Sam Slutsky:

Okay. Then also with the drug, could you just kind of talk about some of the key takeaways from the prior studies with the evofosfamide and how you’re using this information with development going forward? I know you had mentioned in combo with checkpoint inhibitors but is there anything else that we should expect?

Barry Sellick:

Let me just at a very high level, you know, evofosfamide—and I’m sure everyone on the call knows this—was discovered at Threshold. It’s been in development since 2007, more than 20 clinical trials conducted. A year ago December we announced the results of two Phase 3 pivotal trials; one in patients with front line soft tissue sarcoma, the other in patients with front line pancreatic cancer. The sarcoma trial missed by a mile in large part because the patients on the control arm lived about five months longer than had ever been reported for our soft tissue sarcoma patients. In contrast, the pancreatic cancer trial, so-called MAESTRO trial, which was actually conducted by our partner at the time, Merck KGaA, missed the primary overall survival endpoint with a p value of 0.058, which translated to literally 2 patients out of 693 patients, made the difference between success and failure in that study. The 116 Japanese patients that were part of that study had remarkable survival benefit and that’s what has comprised our outreach to the PMDA and our ongoing discussions with the PMDA to understand what a registration path in Japan would look like.

Now, with respect to the pending study at M.D. Anderson, and as Eric pointed out, that study will be announced any day now. We have sign-off from the appropriate bodies at M.D. Anderson to get that trial underway. We’re literally waiting to dose the first patient at which point we’ll announce that. That’s based upon several years worth of work conducted by Michael Curran, who is a really molecular immunologist working at M.D. Anderson. We started collaborating with him years ago when he was at Memorial Sloan Kettering. He is someone who has done a tremendous amount of work as well as published and presented work showing evofosfamide in combination, especially with ipilimumab, the anti-CTLA4 antibody, demonstrating that in preclinical models evofosfamide seems to potentiate the efficacy of ipilimumab in a variety of different tumor models.

So, as I said, or as Eric mentioned, that Phase 1 study is about to commence any day now at M.D. Anderson, and we’re looking forward to being able to report data from that study basically on an ongoing basis because it will be a Threshold-sponsored trial so we get access to the data, and obviously it’s an open label trial being a Phase 1 study.

Sam Slutsky:

Got it. Thanks. Then, Eric, with the ETB platform, is the focus here on cancer antigens that are validated by prior treatments or is there the potential as well to have more exploratory targets down the road in the pipeline.

Eric Poma:

I think for the initial group of targets we wanted to go after validated targets where we could be approaching them with a novel modality, and in particular with CD20 even more than that this idea of demonstrating forced internalization. As we build out the technology more though we’ve been starting to go after targets that are really not accessible by any other modality. So, that’s of substantial interest to us and those data will be presented over time.

Sam Slutsky:

Great. All right, thanks guys, and congrats again.

Barry Sellick:

Thank you.

Eric Poma:

Thank you.

Operator:

That does conclude the question and answer session. I would like to turn the conference back over to Management for any additional or closing remarks.

Barry Sellick:

Okay, thank you very much. This is Barry. I just want to again thank everyone for joining the call today and appreciate your interest in the Company. I’m also very happy to have been able to introduce many of you to Eric Poma who I hope you’ve seen over the past 30 or 40 minutes, as I said in my introduction. Eric is, he’s extraordinarily knowledgeable, not only about his platform and his product candidates at MTEM, but about just the oncology space on the whole. So, again, it’s been a pleasure to be able to introduce him. As I said, we’re looking forward to working closely together to finalize this transaction and going forward developing the technology and building real value for the shareholders. Eric?

Eric Poma:

Yes, thank you, Barry. We are extremely excited that Barry will be continuing in a leadership position at the Company. We’re very excited about continuing development of evofosfamide and extremely pleased to be working with this new company.

Barry Sellick:

Thanks everyone.

Operator:

That concludes today’s presentation. Thank you for your participation, and you may now disconnect.

Additional Information and Where You Can Find It

The Company intends to file with the U.S. Securities Exchange Commission (the “SEC”) a registration statement containing a proxy statement / prospectus / information statement of the Company that will also constitute a prospectus of the Company. The Company will mail the proxy statement / prospectus / information statement to the Company’s stockholders, and the securities may not be sold or exchanged until the registration statement becomes effective. The Company urges investors and stockholders to read the proxy statement / prospectus / information statement regarding the proposed transaction when it becomes available, as well as other documents filed or that will be filed with the SEC, because they contain or will contain important information about the proposed transaction. This communication is not a substitute for the registration statement, definitive proxy statement / prospectus / information statement or any other documents that the Company may file with the SEC or send to the Company’s stockholders in connection with the proposed transaction. Before making any voting decision, investors and security holders are urged to read the registration statement, proxy statement / prospectus / information statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction and related matters.

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Forward Looking Statements

This communication contains “forward-looking” statements, including, without limitation, statements related to the anticipated consummation of the transactions contemplated by the merger, the Agreement and Plan of Merger and Reorganization, dated March 16, 2017 (the “Merger Agreement”), by and among the Company, Molecular Templates and Trojan Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company, the proposed financing pursuant to the terms of that certain Equity Commitment Letter, dated March 16, 2017 (the “Commitment Letter”) and other statements that are not historical facts. Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, related to the Company’s ability to complete the merger on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the Merger Agreement; the Company’s ability to complete the financing on the proposed terms and schedule, including risks and uncertainties related to the satisfaction of the closing conditions related to the financing and uncertainty of the expected future regulatory filings, and the uncertain and time consuming regulatory approval process. In addition, there can be no assurance that the Company will be able to complete the transactions contemplated by the Merger Agreement or the Commitment Letter on the anticipated terms, or at all. Additional risks and uncertainties relating to the Company and its business can be found under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including in the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 7, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.